                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 6)

                               Jabil Circuit, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   466313-10-3
                                 --------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X}      Rule 13d-1(d)

CUSIP No. 466313-10-3                                               Page 2 of 6


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Morean, William D.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                  13,345,221
       BENEFICIALLY               (includes 108,080, options exercisable within
         OWNED BY                  60 days of the calendar year end).
           EACH              ---------------------------------------------------
        REPORTING            6    SHARED VOTING POWER
          PERSON
           WITH                   20,639,987**
--------------------------------------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  13,345,221
                                  (includes 108,080 options exercisable within
                                  60 days of the calendar year end).
--------------------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  20,639,987**

--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               33,985,208**
               (includes 108,080 options exercisable within 60 days of the calendar year end).

--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               17.2%

--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT.

** INCLUDES 400,000 SHARES HELD BY EAGLE'S WING FOUNDATION, A PRIVATE CHARITABLE FOUNDATION OF WHICH MR. MOREAN IS A DIRECTOR AND AS SUCH MAY BE DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER OVER THE SHARES HELD BY THE FOUNDATION.

CUSIP No. 466313-10-3                                               Page 3 of 6


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Cheyenne Holdings Limited Partnership

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada, U.S.A.
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                  13,230,850
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            6    SHARED VOTING  POWER
           EACH
        REPORTING                 -0-
          PERSON             ---------------------------------------------------
           WITH              7    SOLE DISPOSITIVE POWER

                                  13,230,850

                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  -0-

--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,230,850

--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.7%

--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               PN

--------------------------------------------------------------------------------

CUSIP No. 466313-10-3                                               Page 4 of 6



--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Morean Management Company

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada, U.S.A.
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                  13,230,850
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            6    SHARED VOTING  POWER
           EACH
        REPORTING                 -0-
          PERSON             ---------------------------------------------------
           WITH              7    SOLE DISPOSITIVE POWER

                                  13,230,850

                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  -0-

--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,230,850

--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.7%

--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO

--------------------------------------------------------------------------------

CUSIP No. 466313-10-3                                               Page 5 of 6



Item 1.   (a)  Name of Issuer:   Jabil Circuit, Inc.

Item 1.   (b)  Address of Issuer's Principal Executive Offices:
               10560 Ninth Street N.
               St. Petersburg, FL 33716

Item 2.   (a)  Name of Person Filing:    (1) Morean, William D. ("Morean")
                                         (2) Cheyenne Holdings Limited
                                             Partnership ("Cheyenne")
                                         (3) Morean Management Company ("MMCo")

Item 2.   (b)  Address of Principal Business Office or if None, Residence:
               (1)   10560 Ninth Street N.
                     St. Petersburg, FL 33716
               (2)   1325 Airmotive Way, Suite 130
                     Reno, Nevada 89502
               (3)   1325 Airmotive Way, Suite 130
                     Reno, Nevada 89502

Item 2.   (c)  Citizenship:      (1) United States of America
                                 (2) Nevada, USA
                                 (3) Nevada, USA

Item 2.   (d)  Title of Class of Securities: Common Stock

Item 2.   (e)  Cusip Number: 466313-10-3

Item 3.   Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):  N/A.

Item 4.   Ownership:
                 (1) Reference is made to Items 5-11 on page 2 of this
                     Schedule 13G amendment.
                 (2) Reference is made to Items 5-11 on page 3 of this
                     Schedule 13G amendment.
                 (3) Reference is made to Items 5-11 on page 4 of this
                     Schedule 13G amendment.

          Morean is a member of the Management Committee created under the William E. Morean Residual Trust and as such is deemed to share beneficial ownership of 20,239,987 shares held by the trust with Audrey M. Petersen (the other member of the Management Committee).

          Morean is a director of Eagle's Wing Foundation, a private charitable foundation, and as such Morean may be deemed to share with the other board members of the foundation beneficial ownership of 400,000 shares held by such foundation.

          MMCo is the sole general partner of Cheyenne and is owned and controlled by Morean individually and as the trustee of MMCo's sole shareholder, the William D. Morean Living Trust. As a result of these facts, each of Morean, MMCo, and Cheyenne is deemed to be a beneficial owner of the 13,230,850 shares held by Cheyenne.

Item 5.   Ownership of Five Percent or Less of a Class:  N/A.

CUSIP No. 466313-10-3                                               Page 6 of 6



Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Morean is a member of the Management Committee created under the William E. Morean Residual Trust and as such shares with Audrey M. Petersen (the other member of the Management Committee) the power to direct the receipt of dividends from, or proceeds from the sale of, 20,239,987 shares held by such Trust.

          Morean is a director of Eagle's Wing Foundation, a private charitable foundation, and as such Morean may be deemed to share with the other board members of the foundation the power to direct the receipt of dividends from, or proceeds from the sale of, 400,000 shares held by such foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A.


Item 8.   Identification and Classification of Members of the Group:  N/A.


Item 9.   Notice of Dissolution of Group:  N/A.


Item. 10. Certification (see Rule 13d-1(b) and (c)):  N/A.

Exhibits:
                  Exhibit 1:  Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated: February 13, 2002



                                       /s/ William D. Morean
                                       -----------------------------------------
                                       William D. Morean



                                       CHEYENNE HOLDINGS LIMITED PARTNERSHIP



                                       By: /s/ William D. Morean
                                           -------------------------------------
                                           William D. Morean, as President of
                                           Morean Management Company, its
                                           general partner



                                       MOREAN MANAGEMENT COMPANY



                                       By: /s/ William D. Morean
                                           -------------------------------------
                                           William D. Morean, President